SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

LANDAIR CORPORATION

(Name of Issuer)

LANDAIR CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

514757103

(CUSIP Number of Class of Securities)

Matthew J. Jewell
Landair Corporation
430 Airport Road
Greeneville, Tennessee 37745
(423) 783-1300

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications On Behalf of the Person(s) Filing Statement)

With a Copy to:
Leigh Walton
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

     This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$27,650,480	$5,500

*	Estimated for purposes of calculating filing fee only. Calculated as the product of $13.00, the per share tender offer price for all of the outstanding shares of common stock of Landair Corporation, and 2,126,960, the number of outstanding shares sought in the offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by Messrs. Niswonger and Tweed and Landair Acquisition Corporation for such number of shares of Landair common stock.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$5,500	Filing Party:	Scott M. Niswonger John A. Tweed Landair Acquisition Corporation

Form or Registration No.:005-54679	Date Filed:	December 23, 2002

INTRODUCTION

     This Amendment No. 4 (this “Amendment”) amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed by Landair Corporation, a Tennessee corporation (“Landair”), with the Securities and Exchange Commission (the “SEC”) on January 9, 2003, as amended on January 13, 2003, January 22, 2003 and January 23, 2003 (the “Schedule 13E-3”). The Schedule 13E-3 and this Amendment relate to the tender offer by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (“Purchasers”), to purchase all of the outstanding shares of common stock, par value $.01 per share (the “Shares”), at a purchase price of $13.00 per share, net to the Seller in cash (the “Offer Price”) on the terms and subject to the conditions set forth in the offer to purchase dated December 23, 2002, as amended on January 13, 2003, January 16, 2003, January 17, 2003, January 21, 2003 and January 24, 2003 (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”). This Amendment is being filed on behalf of Landair. Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the Schedule 13E-3.

ITEMS 1 through 15.

     Items 1 through 15 are hereby amended and supplemented by including the following:

     The Offer expired at 12:00 midnight, Eastern Standard Time, on Thursday, January 23, 2003. Based upon a preliminary count from the Depositary, as of 12:00 midnight, on Thursday, January 23, 2003, approximately 1,923,077 Shares had been tendered pursuant to the offer and not withdrawn (including Shares tendered pursuant to a guarantee of delivery). Such tendered Shares, together with Shares owned by the Purchasers, represent approximately 97% of the Shares outstanding. The Purchasers have accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for accepted Shares is expected to be made to the Depositary on or before January 28, 2003. A copy of the press release, dated Thursday, January 24, 2003, issued by Landair announcing the completion of the tender offer is filed as exhibit (a)(1)(xx) and is incorporated herein by reference.

ITEM 16. EXHIBITS.

     Item 16 is hereby amended and restated as follows:

Exhibit No.	Description

(a)(1)(i)	Offer To Purchase dated December 23, 2002.*
(a)(1)(ii)	Letter of Transmittal.**
(a)(1)(iii)	Notice of Guaranteed Delivery. **
(a)(1)(iv)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(1)(vi)	Amendment and Supplement to Offer to Purchase dated January 10, 2003.****
(a)(1)(vii)	Letter of Transmittal dated January 10, 2003.****
(a)(1)(viii)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.**
(a)(1)(ix)	Text of Press Release issued by Landair Corporation on October 11, 2002.**
(a)(1)(x)	Text of Press Release issued by Landair Corporation on November 27, 2002.**
(a)(1)(xi)	Text of Press Release issued by Landair Corporation on December 17, 2002. (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed December 17, 2002 by Scott M. Niswonger and John A. Tweed)
(a)(1)(xii)	Text of Press Release issued by Landair Corporation on January 7, 2003.******
(a)(1)(xiii)	Summary Advertisement as published on December 23, 2002.**
(a)(1)(xiv)	Letter to Shareholders dated January 15, 2003.*****
(a)(1)(xv)	Text of Press Release issued by Landair Corporation on January 15, 2003.*****
(a)(1)(xvi)	Amendment No. 2 to Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on January 16, 2003 (incorporated herein by reference)

(a)(1)(xvii)	Amendment No. 3 to Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on January 17, 2003 (incorporated herein by reference).
(a)(1)(xviii)	Amendment No. 4 to Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on January 21, 2003 (incorporated herein by reference).
(a)(1)(xix)	Amendment No. 5 to Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on January 24, 2003 (incorporated herein by reference).
(a)(1)(xx)	Text of press release issued by Landair Corporation dated January 24, 2003 (incorporated by reference to Amendment No. 5 to the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation effective as of January 24, 2003).
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 filed by Landair Corporation on January 7, 2003 (incorporated herein by reference).
(a)(2)(ii)	Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9 filed by Landair Corporation on January 22, 2003 (incorporated herein by reference).
(a)(2)(iii)	Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9 filed by Landair Corporation on January 23, 2003 (incorporated herein by reference).
(a)(5)(i)	Complaint of Dan Patton, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.**
(a)(5)(ii)	Complaint of John Piazza, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.**
(a)(5)(iii)	Complaint of David Baker, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 14, 2002.**
(b)(1)	Commitment Letter, dated December 17, 2002, by and among First Tennessee Bank National Association and Landair Acquisition Corporation, Scott N. Niswonger and John A. Tweed (incorporated by reference to Exhibit 1 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).
(b)(2)	Capital Contribution Agreement, dated December 17, 2002, by and among Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (incorporated by reference to Exhibit 2 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).
(b)(3)	Loan and Security Agreement, dated as of January 14, 2003, between First Tennessee Bank National Association and Landair Acquisition Corporation.*****
(b)(4)	Secured Promissory Note, dated January 14, 2003, in the principal amount of $25,000,000 made by Landair Acquisition Corporation in favor of First Tennessee Bank National Association.*****
(b)(5)	The form of Guaranty Agreement among Scott M. Niswonger, John A. Tweed and First Tennessee Bank National Association.*****
(b)(6)	The form of Pledge Agreement by and among Landair Acquisition Corporation, Scott M. Niswonger, John A. Tweed and First Tennessee Bank National Association.*****
(c)(1)	Opinion of McDonald Investments Inc., dated January 6, 2003.*******
(c)(2)	McDonald Investments report of January 6, 2003.********
(d)(1)	Pledge and Security Agreement, dated December 28, 2000, by and between John A. Tweed and Scott M. Niswonger.**
(d)(2)	Pledge and Security Agreement, dated December 28, 2000, by and between David R. Ball and Scott M. Niswonger.**
(d)(3)	Pledge and Security Agreement, dated December 28, 2000, by and between Harry O. Crabtree and Scott M. Niswonger.**
(d)(4)	Pledge and Security Agreement, dated December 28, 2000, by and between Andrew J. Mantey and Scott M. Niswonger.**
(d)(5)	Pledge and Security Agreement, dated August 14, 1999, by and between Richard H. Roberts and Scott M. Niswonger (incorporated by reference to Exhibit 2 to Schedule 13D filed August 24, 1999 by Richard H. Roberts).
(d)(6)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $2,250,000, made by John A. Tweed, in favor of Scott M. Niswonger.**

(d)(7)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by David R. Ball in favor of Scott M. Niswonger.**
(d)(8)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Harry O. Crabtree in favor of Scott M. Niswonger.**
(d)(9)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Andrew J. Mantey in favor of Scott M. Niswonger.**
(d)(10)	Secured Promissory Note, dated August 14, 1999, in the principal amount of $1,050,000, made by Richard H. Roberts in favor of Scott M. Niswonger (incorporated by reference to Exhibit 1 to Schedule 13D filed August 24, 1999 by Richard H. Roberts).
(d)(11)	Transition Services Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).
(d)(12)	First Amendment to Transition Services Agreement, dated as of February 4, 2000, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, filed on May 5, 2000).
(d)(13)	Second Amendment to Transition Services Agreement, dated as of December 31, 2001, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.16 to Landair Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on May 14, 2002).
(d)(14)	Tax Sharing Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.3 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).
(d)(15)	Sublease Agreement, dated as of September 22, 1998, between Forward Air Corporation and Landair Transport, Inc.**
(d)(16)	Services and Lease Agreement, dated as of April 1, 2001, between Landair Transport, Inc. and Warehouse Logistics LLC, as amended January 1, 2002.**
(f)	Excerpts from Section 23 of the Tennessee Business Corporation Act (included as Schedule A of the Offer To Purchase).***
(g)	None.

* Incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on December 23, 2002.

** Incorporated by reference to the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on December 23, 2002.

***Incorporated by reference to Schedule A the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on December 23, 2002.

****Incorporated by reference to Amendment No. 1 to the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation effective as of January 13, 2003.

*****Incorporated by reference to Amendment No. 2 to the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation effective as of January 16, 2003.

******Incorporated by reference to Exhibit (a)(8) the Schedule 14D-9 filed by Landair Corporation on January 7, 2002.

*******Incorporated by reference to Annex A of the Schedule 14D-9 filed by Landair Corporation on January 7, 2002.

******** Incorporated by reference to exhibit (a)(13) of Amendment No. 1 to Solicitation/Recommendtion Statement on Schedule 14D-9 filed by Landair Corporation on January 22, 2003.

SIGNATURE PAGE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LANDAIR CORPORATION

Dated: January 24, 2003	By:	/s/ Matthew J. Jewell Name: Matthew J. Jewell Title: General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(i)	Offer To Purchase dated December 23, 2002.*
(a)(1)(ii)	Letter of Transmittal.**
(a)(1)(iii)	Notice of Guaranteed Delivery. **
(a)(1)(iv)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(1)(vi)	Amendment and Supplement to Offer to Purchase dated January 10, 2003.****
(a)(1)(vii)	Letter of Transmittal dated January 10, 2003.****
(a)(1)(viii)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.**
(a)(1)(ix)	Text of Press Release issued by Landair Corporation on October 11, 2002.**
(a)(1)(x)	Text of Press Release issued by Landair Corporation on November 27, 2002.**
(a)(1)(xi)	Text of Press Release issued by Landair Corporation on December 17, 2002. (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed December 17, 2002 by Scott M. Niswonger and John A. Tweed)
(a)(1)(xii)	Text of Press Release issued by Landair Corporation on January 7, 2003.******
(a)(1)(xiii)	Summary Advertisement as published on December 23, 2002.**
(a)(1)(xiv)	Letter to Shareholders dated January 15, 2003.*****
(a)(1)(xv)	Text of Press Release issued by Landair Corporation on January 15, 2003.*****
(a)(1)(xvi)	Amendment No. 2 to Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on January 16, 2003 (incorporated herein by reference).
(a)(1)(xvii)	Amendment No. 3 to Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on January 17, 2003 (incorporated herein by reference).
(a)(1)(xviii)	Amendment No. 4 to Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on January 21, 2003 (incorporated herein by reference).
(a)(1)(xix)	Amendment No. 5 to Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on January 24, 2003 (incorporated herein by reference).
(a)(1)(xx)	Text of press release issued by Landair Corporation dated January 24, 2003 (incorporated by reference to Amendment No. 5 to the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation effective as of January 24, 2003).
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 filed by Landair Corporation on January 7, 2003 (incorporated herein by reference).
(a)(2)(ii)	Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9 filed by Landair Corporation on January 22, 2003 (incorporated herein by reference).
(a)(2)(iii)	Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9 filed by Landair Corporation on January 23, 2003 (incorporated herein by reference).
(a)(5)(i)	Complaint of Dan Patton, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.**
(a)(5)(ii)	Complaint of John Piazza, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.**
(a)(5)(iii)	Complaint of David Baker, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 14, 2002.**
(b)(1)	Commitment Letter, dated December 17, 2002, by and among First Tennessee Bank National Association and Landair Acquisition Corporation, Scott N. Niswonger and John A. Tweed (incorporated by reference to Exhibit 1 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).

(b)(2)	Capital Contribution Agreement, dated December 17, 2002, by and among Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (incorporated by reference to Exhibit 2 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).
(b)(3)	Loan and Security Agreement, dated as of January 14, 2003, between First Tennessee Bank National Association and Landair Acquisition Corporation.*****
(b)(4)	Secured Promissory Note, dated January 14, 2003, in the principal amount of $25,000,000 made by Landair Acquisition Corporation in favor of First Tennessee Bank National Association.*****
(b)(5)	The form of Guaranty Agreement among Scott M. Niswonger, John A. Tweed and First Tennessee Bank National Association.*****
(b)(6)	The form of Pledge Agreement by and among Landair Acquisition Corporation, Scott M. Niswonger, John A. Tweed and First Tennessee Bank National Association.*****
(c)(1)	Opinion of McDonald Investments Inc., dated January 6, 2003.*******
(c)(2)	McDonald Investments report of January 6, 2003.********
(d)(1)	Pledge and Security Agreement, dated December 28, 2000, by and between John A. Tweed and Scott M. Niswonger.**
(d)(2)	Pledge and Security Agreement, dated December 28, 2000, by and between David R. Ball and Scott M. Niswonger.**
(d)(3)	Pledge and Security Agreement, dated December 28, 2000, by and between Harry O. Crabtree and Scott M. Niswonger.**
(d)(4)	Pledge and Security Agreement, dated December 28, 2000, by and between Andrew J. Mantey and Scott M. Niswonger.**
(d)(5)	Pledge and Security Agreement, dated August 14, 1999, by and between Richard H. Roberts and Scott M. Niswonger (incorporated by reference to Exhibit 2 to Schedule 13D filed August 24, 1999 by Richard H. Roberts).
(d)(6)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $2,250,000, made by John A. Tweed, in favor of Scott M. Niswonger.**
(d)(7)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by David R. Ball in favor of Scott M. Niswonger.**
(d)(8)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Harry O. Crabtree in favor of Scott M. Niswonger.**
(d)(9)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Andrew J. Mantey in favor of Scott M. Niswonger.**
(d)(10)	Secured Promissory Note, dated August 14, 1999, in the principal amount of $1,050,000, made by Richard H. Roberts in favor of Scott M. Niswonger (incorporated by reference to Exhibit 1 to Schedule 13D filed August 24, 1999 by Richard H. Roberts).
(d)(11)	Transition Services Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).
(d)(12)	First Amendment to Transition Services Agreement, dated as of February 4, 2000, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, filed on May 5, 2000).
(d)(13)	Second Amendment to Transition Services Agreement, dated as of December 31, 2001, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.16 to Landair Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on May 14, 2002).
(d)(14)	Tax Sharing Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.3 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).
(d)(15)	Sublease Agreement, dated as of September 22, 1998, between Forward Air Corporation and Landair Transport, Inc.**
(d)(16)	Services and Lease Agreement, dated as of April 1, 2001, between Landair Transport, Inc. and Warehouse Logistics LLC, as amended January 1, 2002.**
(f)	Excerpts from Section 23 of the Tennessee Business Corporation Act (included as Schedule A of the Offer To Purchase).***

* Incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on December 23, 2002.

** Incorporated by reference to the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on December 23, 2002.

***Incorporated by reference to Schedule A the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation on December 23, 2002.

****Incorporated by reference to Amendment No. 1 to the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation effective as of January 13, 2003.

*****Incorporated by reference to Amendment No. 2 to the Schedule TO-T/13E-3 filed by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation effective as of January 16, 2003.

******Incorporated by reference to Exhibit (a)(8) the Schedule 14D-9 filed by Landair Corporation on January 7, 2002.

*******Incorporated by reference to Annex A of the Schedule 14D-9 filed by Landair Corporation on January 7, 2002.

******** Incorporated by reference to exhibit (a)(13) of Amendment No. 1 to Solicitation/Recommendtion Statement on Schedule 14D-9 filed by Landair Corporation on January 22, 2003.